

13031107 C

Mail Processing Section

FEB 28 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VERITY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 S. MANGUM STREET, SUITE 550
(No. and Street)

DURHAM (City) NORTH CAROLINA (State) 27701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AMY SIMONSON (919) 490-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIVES & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

702 OBERLIN ROAD, SUITE 410 (Address) RALEIGH (City) NORTH CAROLINA (State) 27605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AMY SIMONSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VERITY INVESTMENTS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P. Finance Operations

Title

Notary Public



SARAH J SHY
Notary Public
Durham County
North Carolina
My Commission Expires Oct 6, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Verity Investments, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, amounts were re-footed and compared to the general ledger, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates LLP

February 20, 2013

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049474 FINRA DEC
VERITY INVESTMENTS INC 14*14
280 S MANGUM ST STE 550
DURHAM NC 27701-3683

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 89.24

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (14.48)

D. Assessment balance due or (overpayment) 74.76

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 74.76

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 74.76

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Verity Investments Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of January, 2013.

Vice President Finance Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 232,005
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	196,308
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	196,308
2d. SIPC Net Operating Revenues	$ 35,697
2e. General Assessment @ .0025	$ 89.24
	(to page 1, line 2.A.)

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of
Verity Financial Group, Inc.)

Financial Statements and
Supplementary Information

Year Ended December 31, 2012 and Period from
Inception through December 31, 2011



Rives & Associates, LLP
Certified Public Accountants

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)

Financial Statements and
Supplementary Information

Year Ended December 31, 2012 and Period from
Inception through December 31, 2011

VERITY INVESTMENTS, INC.
Table of Contents

Member:
American Institute of
Certified Public Accountants


Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Verity Investments, Inc.
Durham, North Carolina

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Verity Investments, Inc. (the "Company") as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity, and statements of cash flows for the year then December 31, 2012 and for the period from June 27, 2011 ("inception") to December 31, 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessment, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financials statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verity Investments, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year ended December 31, 2012 and the period from inception to December 31, 2011, in accordance with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained on pages 9 – 10 is presented for purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America The information is fairly stated in all material respects in relation to the financial statements as a whole.

Rives & Associates LLP

Raleigh, North Carolina
February 20, 2013

VERITY INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 55,344	$ 57,025
Receivables	24,085	32,732
Prepaid expenses	4,458	4,899
Other current assets	86	574
Total assets	$ 83,973	$ 95,230
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Commissions payable	$ 10,738	$ 27,795
Due to parent	68	3,260
Accrued expenses	17,500	9,000
Income taxes payable	261	1,700
Total liabilities	28,567	41,755
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 100 shares issued and oustanding	35,000	35,000
Retained earnings	20,406	18,475
	55,406	53,475
Total liabilities and stockholder's equity	$ 83,973	$ 95,230

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
STATEMENTS OF INCOME
Year Ended December 31, 2012 and Period from Inception through December 31, 2011

	2012	2011
Revenues:		
Brokerage commissions	$ 50,971	$ 75,353
12b-1 distribution fees	145,337	98,472
Municipal income	368	190
Other income	35,329	8,166
Total revenues	232,005	182,181
Expenses:		
Commission expense	122,901	105,116
Management fee	79,000	39,923
Professional fees	14,684	9,126
Outside services	300	900
Dues and subscriptions	-	500
Insurance	5,363	367
Advertising	-	364
Licenses expense	6,330	-
Travel	363	312
Miscellaneous expense	502	2,138
Total expenses	229,443	158,746
Income before income taxes	2,562	23,435
Less: current provision for income taxes	631	4,960
Net income	$ 1,931	$ 18,475

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2012 and Period from Inception through December 31, 2011

	Common Stock	Retained Earnings	Total
Issuance of stock	$ 35,000	$ -	$ 35,000
Net income from inception through December 31, 2011	-	18,475	18,475
Balances at December 31, 2012	$ 35,000	$ 18,475	$ 53,475
Net Income for 2012	-	1,931	1,931
Balances at December 31, 2012	$ 35,000	$ 20,406	$ 55,406

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2012 and Period from Inception through December 31, 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 1,931	$ 18,475
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Cash flows from changes in:		
Receivables	8,647	(32,732)
Prepaid assets	441	(4,899)
Other current assets	488	851
Commissions payable	(17,057)	27,795
Due to parent	(3,192)	3,213
Accrued expenses	8,500	9,000
Income taxes payable	(1,439)	1,700
Net cash provided (used) by operating activities	(1,681)	23,403
Income tax payable		
Capital contribution	-	33,622
Net cash provided by financing activities	-	33,622
Net increase (decrease) in cash and cash equivalents	(1,681)	57,025
Cash and cash equivalents, beginning of year	57,025	-
Cash and cash equivalents, end of year	$ 55,344	$ 57,025
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$ 1,700	$ -

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and Period from Inception through December 31, 2011

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company was incorporated in North Carolina on June 27, 2011 and is a wholly-owned subsidiary of Verity Financial Group, Inc. (the "Parent Company").

Verity Asset Management, Inc. is a registered investment advisor, affiliated with the Company, and is a wholly-owned subsidiary of the Parent Company. Prior to June 27, 2011, Verity Asset Management, Inc. held a dual registration as a broker-dealer and a registered investment advisor. Verity Asset Management, Inc. made an election to separate the broker-dealer and register investment advisor into two separate entities. Under consultation with FINRA and the SEC, Verity Asset Manager, Inc. distributed the assets and liabilities related to the broker-dealer to the Parent Company in a "tax free" exchange. The name was then changed its name to Verity Asset Management, Inc. and the Parent Company contributed the assets and liabilities related to the broker-dealer, along with the original Central Registration Depository number, to the newly created Verity Investments, Inc..

During 2011, the Company and Verity Asset Management, Inc. issued Financial and Operational Combined Uniform Single ("FOCUS") and other reports, using the common Central Registration Depository number.

Basis of Presentation
The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income Taxes.* Under this provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax years in progress. The Company believes it is no longer subject to incur tax examinations for years prior to 2009. At December 31, 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Receivables
The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history.. At December 31, 2012, management believes that all accounts receivable are collectible. Therefore, no allowance for doubtful accounts has been recorded.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expenses for the year ended December 31, 2012 and period from inception to December 31, 2011 were $0 and $364, respectively.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The company maintains cash balances at a local institution. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000 for interest bearing accounts and unlimited for non-interest bearing accounts. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. At December 31, 2012, the Company's cash balances were fully insured.

NOTE 3 – BUSINESS COMBINATION

Effective June 27, 2011, the affiliated company Verity Asset Management, Inc. contributed certain assets and liabilities related to the broker-dealer practice to Verity Financial Group, Inc. in a "tax-free" exchange. These assets were simultaneously transferred to the Company as a newly created broker-dealer in a "tax-free" exchange. The transaction consisted of the following components:

	Amount
Cash	$ 33,622
Net due to parent	(47)
Other assets	1,425
Common stock issued to Parent Company	$ 35,000

NOTE 4 - RELATED PARTY TRANSACTIONS

By mutual agreement, Verity Financial Group, Inc., the Parent of Verity Investments, Inc., and Verity Asset Management, Inc., an affiliate of the Company, agreed to pay all expenses incurred by the Company for rent, supplies, utilities, and salaries. The Company's share of these infrastructure expenses are shown as management fees on the statement of income and are recorded as amounts due to parent on the statement of financial condition.

Total management fees for the year ended December 31, 2012 and the period from inception through December 31, 2012 were $79,000 and $39,923, respectively. At December 31, 2012 and 2011, $68 and $ 3,260 were due to the Parent Company, respectively.

The allocations of the fees paid were as follows:

	2012	2011
To Verity Financial Group, Inc.	$ 35,000	$ 28,923
To Verity Asset Management, Inc.	44,000	11,000
	$ 79,000	$ 39,923

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2012, the Company had excess net capital of $12,439. The Company's required minimum net capital is $25,000. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .76 to 1.

NOTE 6 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 20, 2013, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VERITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Year Ended December 31, 2012

Computation of net capital:		
Total ownership equity from statement of financial condition		$ 55,406
Deductions and/or changes:		
Non-allowable assets:		
Receivables from non-customers		2,542
Portion of broker-dealer receivables greater than commission payable		10,881
CRD deposits		86
Prepaid expenses		4,458
		17,967
Net capital		37,439
Computation of basic net capital requirement:		
Minimum net capital required:		
Calculation (6-2/3% of aggregate indebtedness)	1,904	
Company requirement	25,000	
Net capital requirement (greater of the above)		25,000
Excess net capital		$ 12,439
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement		$ 7,439
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition		$ 28,567
Percentage of aggregate indebtedness to net capital		76.30%

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RUILE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Verity Investments, Inc.
Durham, North Carolina

In planning and performing our audits of the financial statements of Verity Investments, Inc., (the "Company"), as of and for the year ended December 31, 2012 and period from inception through December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
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accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Officers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates LLP

Raleigh, North Carolina
February 20, 2013